IPA Gives Update on the Status of its At-the-Market Program

AUSTIN, Texas--April 9, 2025--ImmunoPrecise Antibodies Ltd. (NASDAQ: IPA) (“IPA” or the “Company”), a global leader in AI-powered antibody discovery and development, today announced that during the year ended April 30, 2024, the Company established an at-the-market equity offering facility with Clear Street LLC ("ATM Facility"). An Open Market Sales Agreement was entered into with Clear Street LLC, as sole sales agent on February 23, 2024. On February 23, 2024, in connection with the ATM Facility, the Company filed a prospectus supplement permitting the sales of Common Shares. On July 29, 2024, the Company filed an amendment to the prospectus supplement to reduce the aggregate gross sales price of Common Shares under the ATM Facility.

The Company wishes to clarify that the ATM Facility has not been fully utilized as of the date hereof. The ATM Facility remains effective and available for use, subject to the terms and conditions of the applicable offering documents.

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise Antibodies Ltd. is a biotechnology company that leverages multi-omics modeling and complex artificial intelligence through a series of proprietary and patented technologies. The Company owns an integrated end-to-end suite of capabilities to support the development of therapeutic antibodies and are known for solving very complex industry challenges. IPA has several subsidiaries in North America and Europe including entities such as Talem Therapeutics LLC, BioStrand BV, ImmunoPrecise Antibodies (Canada) Ltd. and ImmunoPrecise Antibodies (Europe) B.V. (collectively, the “IPA Family”).

Contacts

Investor Relations Contact

investors@ipatherapeutics.com